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THOMPSON, WELCH, SOROKO & GILBERT LLP
450 PACIFIC AVENUE, SUITE 200
SAN FRANCISCO, CA 94133-4645
(415) 262-1200

FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
E-mail: richard@TWSGLAW.com

SAN RAFAEL OFFICE
(415) 448-5000

October 7, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	OncoCyte Corporation
Registration Statement on Form 10

Ladies/Gentlemen

This letter accompanies the filing of a Registration Statement on Form 10 (the “Registration Statement”) to register under Section 12(g) of the Securities Exchange Act of 1934, as amended, common stock, no par value, of OncoCyte Corporation (“OncoCyte”). The Registration Statement is being filed in connection with a planned distribution of shares of OncoCyte by its parent company BioTime, Inc. to holders of BioTime common shares on a pro rata basis (the “Distribution”), as described in the Information Statement filed as Exhibit 99.1 to the Registration Statement.

Reasons for the Distribution

BioTime is a biotechnology company focused on regenerative medicine. Its core technologies center on stem cells capable of becoming all of the cell types in the human body, a property called pluripotency, for use in a variety of fields of medicine, including various age-related degenerative diseases. BioTime and certain of its subsidiaries, other than OncoCyte, are attempting to develop cell based therapeutic products for diseases and other conditions such as spinal cord injury, neurological disorders, cancer, age related macular degeneration, orthopedic disorders, and age-related cardiovascular disease. OncoCyte is engaged in the development of new “liquid biopsy” diagnostic tests for cancer based on analyzing patient blood or urine samples for specific gene markers indicative of the presence of particular types of cancer. OncoCyte is presently developing diagnostic tests for lung cancer, breast cancer, and bladder cancer.

The business purposes of the Distribution are described in the Information Statement on pages 27 to 28. An important consideration for BioTime is that in order to finance OncoCyte’s ongoing working capital needs, including for research and development and general administrative expenses, BioTime has had to contribute capital to OncoCyte. The source of that equity capital has been the sale of BioTime common shares. While OncoCyte has relied on and benefitted from such financing, sales of BioTime common shares have diluted BioTime shareholders’ overall interests in BioTime and its other operating subsidiaries. The Distribution will give OncoCyte direct access to capital markets, so that OncoCyte may no longer need to rely on BioTime to obtain necessary financing to fund its operations. After the Distribution, OncoCyte’s financing activities in the capital markets may be dilutive to shareholders of OncoCyte who do not participate in the financing, but any dilutive effect on the shareholders of BioTime will be confined to any dilution of BioTime’s equity interest in OncoCyte, and will not dilute BioTime shareholders’ equity interest in other aspects of BioTime’s business.

Securities and Exchange Commission
October 7, 2015

In addition to providing OncoCyte access to the capital markets to obtain financing, BioTime believes that creating a separate management team for OncoCyte and fostering public ownership of OncoCyte common stock will better enable OncoCyte to focus on maximizing opportunities for its cancer diagnosis business, to establish a clinical testing laboratory for its diagnostic tests separate and apart from BioTime’s facilities, and to commercialize its diagnostic tests. The Distribution will facilitate deeper understanding by investors of the different businesses of BioTime and OncoCyte, allowing investors to more transparently value the merits, performance, and future prospects of each company, which could increase overall shareholder value. The Distribution will also provide enhanced liquidity to holders of BioTime common shares, who after the Distribution will hold two separate publicly traded securities that they may seek to retain or monetize. Investors will have a more targeted investment opportunity by having equity in two separate companies with different investment and business characteristics, including opportunities for growth, capital structure, business model, and financial returns. BioTime also believes that the Distribution may enhance the value of the OncoCyte common stock that BioTime continues to own, thus providing additional value to BioTime shareholders.

The Distribution

BioTime’s Board of Directors has not yet determined the exact number of shares of OncoCyte common stock that will be distributed to BioTime shareholders, but expects to distribute a number of shares representing 15% to 18% of the outstanding OncoCyte shares. Consequently, after completion of the Distribution, BioTime, which presently owns approximately 74.9% of the outstanding shares of OncoCyte common stock, will continue to own more than 50% of the outstanding OncoCyte common stock. The remaining 25% of the outstanding OncoCyte shares will continue to be owned primarily by two private investors, and a small number of shares will continue to be held by a former Chief Executive Officer of OncoCyte.

The Registration Statement and Information Statement are being filed in accordance with Staff Legal Bulletin No. 4 (the “SLB”). Although the Distribution will entail a minority interest in OncoCyte, we note that the SLB does not require that the parent company distribute a controlling interest or any minimum percentage of its subsidiary. Distributions of minority interests in subsidiaries have been previously effected in accordance with the SLB without objection by the staff, including the distribution of 19.6% of Atlas Resource Partners, L.P. by Atlas Energy, L.P. (Form 10 filed October 17, 2011), and the distribution of a minority interest in Sears Canada, Inc. by Sears Holdings (Form 20-F filed May 31, 2012).

Securities and Exchange Commission
October 7, 2015

BioTime’s Board of Directors has not yet set a record date for determining shareholders entitled to receive OncoCyte common stock in the Distribution, and has not yet set the date on which the Distribution will occur. However, BioTime’s plan is to effect the Distribution in late 2015 if feasible.

Confidential Treatment Request

On behalf of OncoCyte, we are also concurrently submitting in paper format, in accordance with the Commission’s rules and applicable Staff Legal Bulletins, an application seeking an order for confidential treatment of certain portions of Exhibit 15 and Exhibit 16 to the Registration Statement, and those portions of the Exhibits as filed have been omitted.

Please direct any comments regarding the Registration Statement and Information Statement to the undersigned at rsoroko@twsglaw.com; telephone (415) 448-5000, and to William Annett at OncoCyte wannett@oncocyte.com; (510) 521-5300.

Very truly yours,

s/ Richard S. Soroko

Richard S. Soroko